Mail Stop 3561

October 25, 2006

Jin Shi
ChinaGrowth North Acquisition Corporation
c/o Global Vestor Capital Partners LLC
105 Main Street
Hackensack, NJ 07601

> Re: **ChinaGrowth North Acquisition Corporation**
> **ChinaGrowth South Acquisition Corporation**
> **Amendments No. 3 to Registration Statements on Form F-1**
> **Filed September 19, 2006**
> **File Nos. 333-134458 and 333-134459**

Dear Mr. Shi:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment three from our letter of September 8, 2006 and we reissue in part our prior comment. We note the disclosure on page 54 regarding the full voluntary liquidation under the Companies Law of the Cayman Islands. Please clearly indicate as to whether or not the company will follow

these procedures. If so, please include disclosure in the summary and risk factor section regarding the procedures under the Companies Law, such as the shareholder approval, appointment of a liquidator, 21 days' notice to creditors, public advertisement etc. Please also explain what would result if the company's shareholders do not approve of the liquidation. If the company does not intend to follow the full voluntary liquidation, please provide a legal analysis that explains, under Cayman Island law, how the company would not have to follow such procedures and how the company would proceed. In addition, please provide us with the applicable sections of the Companies Law of the Cayman Islands.

2.   You state on page 14, "[i]f our officers and directors do not take the necessary action to redeem all of the New Shares and liquidate the trust account and subsequently dissolve the Company, it will trigger an automatic dissolution event and the return of capital to shareholders will be delayed." Please explain in detail the automatic dissolution procedure under the Companies Law of the Cayman Islands. Also provide us with copies of the applicable sections. Also explain the delay in the return of capital to shareholders. In addition, please explain in detail what could prevent the officers and directors from taking the necessary action to redeem all of the New Shares and liquidate the trust. Please describe the necessary action.

3.   We note your response to comment five from our previous letter and we reissue in part our prior comment. Please disclose all steps the company has taken to confirm that your directors have funds sufficient to satisfy their obligations with respect to ensuring the trust account is not depleted. If company has not taken such steps, please disclose.

4.   We note your response to comment eight from our previous letter and we reissue in part our prior comment. We believe discussions on behalf of companies other than the registrant may be relevant because the entities listed on page 66 may also be in the business of acquiring interests in other companies in the PRC. If so, then discussions regarding those acquisitions would be relevant to investors. It may be important to investors to know which companies such affiliates are pursuing thus reducing the number of targets available to ChinaGrowth. In addition, we note your disclosure on page 66 "subject to any pre-existing fiduciary and contractual obligations the directors might have." Please discuss in detail the pre-existing fiduciary and contractual obligations that such directors might have with other companies. Please indicate for each such entity the priority and preference such entity has relative to the company with respect to the performance of obligations and the presentation of business opportunities.

5.   Please clarify whether management is, or will be, compensated – directly or indirectly, including performance-based bonuses, by any of the investment

banking or merchant banking firms with which the officers and directors are affiliated for services rendered to the company.

6.   We note your disclosure on page two that, "our initial business combination must be with a business or businesses whose fair market value is at least equal to 80% of our net assets held in trust … at the time of such acquisition." Please clarify whether the 80% of net assets test can be met in a transaction in which the registrant acquires less than a 100% interest in the target business or businesses. If so, explain how such a valuation would be calculated. In addition, please explain whether the company will acquire a controlling interest in the target business or businesses. We may have further comment.

Summary, page 1

7.   We note your response to comment 10 from our previous letter. Please briefly discuss the risks of entering into these types of contractual arrangements.

Liquidation Redemption and Dissolution if no business combination, page 8

8.   Please briefly disclose the risk that the funds held in trust could be subject to creditors' claims.

Conflicts of Interest, page 66

9.   We note your response to comment 17 of our letter of September 8, 2006. Please conform the language on page 66 of the registration statement to the language used on page two of the form of insider's letter.

Exhibit 4.4

10.   The amended unit purchase option agreement does not explicitly state that absent an effective registration statement, the option can expire unexercised. Please explain to us how you considered this in evaluating the classification of the instrument under the guidance in EITF 00-19.

Exhibit 23.1

11.   The consent provided as an exhibit to Amendment 3 to the Form F-1 of Chinagrowth North Acquisition Corp. refers to the financial statements of Chinagrowth South Acquisition Corp. Revise to provide a current consent of the independent accountant referring to the correct company.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Babette Cooper at (202) 551-3396 or Terence O'Brien at (202) 551-3355 if you have questions regarding the financial statements and related matters. Please contact Ronald Alper at (202) 551-3329 or Thomas Kluck, who supervised the review of your filing, at (202) 551-3233 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: William N. Haddad, Esq.
        Fax (212) 884-8498